NO ACT

PE
1-28-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14005643

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 19 2014

Washington, DC 20549

March 19, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-19-14

Stephen I. Glover
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: NeuStar, Inc.
Incoming letter dated January 28, 2014

Dear Mr. Glover:

This is in response to your letter dated January 28, 2014 concerning the shareholder proposal submitted to NeuStar by John Chevedden. We also have received a letter from the proponent dated January 29, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 19, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NeuStar, Inc.
Incoming letter dated January 28, 2014

The proposal asks that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that NeuStar may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board. It appears, however, that this defect could be cured if the proposal were revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides NeuStar with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if NeuStar omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 29, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Neustar Inc (NSR)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 28, 2014 company request concerning this rule 14a-8 proposal.

In *UST Inc.* (February 7, 2007) UST Inc. was able to obtain no action relief by immediately declassifying its entire board. The attached 2007 UST Inc. ballot clearly shows that shareholders voted immediately in regard to the entire board.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Len Kennedy <len.kennedy@neustar.biz>

UST

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 2:00 a.m., Eastern Time, on May 1, 2007. 2007

Vote by Internet
- Log on to the Internet and go to www.computershare.com/expressvote
- Follow the steps outlined on the secured website.

Vote by telephone
- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is NO CHARGE to you for the call.
- Follow the instructions provided by the recorded message.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card / Instruction Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Amendment of Charter — The Board of Directors recommends a vote FOR Proposal 1.

	For	Against	Abstain
1. Declassification of the Board of Directors	☐	☐	☐

B Election of Directors — Your vote is required with respect to both Proposals 2(a) and 2(b).
The proposal that will become effective will be based on whether stockholders approve Proposal 1.

2 (a). Nominees (if Proposal No. 1 is approved) — The Board of Directors recommends a vote FOR the listed nominees.

	For	Withhold		For	Withhold		For	Withhold
01 - J. D. Barr	☐	☐	02 - J. P. Clancey	☐	☐	03 - P. Diaz Dennis	☐	☐
04 - V. A. Gierer, Jr.	☐	☐	05 - J. E. Heid	☐	☐	06 - M. S. Kessler	☐	☐
07 - P. J. Neff	☐	☐	08 - A. J. Parsons	☐	☐	09 - R. J. Rossi	☐	☐

2 (b). Nominees (if Proposal No. 1 is not approved) — The Board of Directors recommends a vote FOR the listed nominees.

	For	Withhold		For	Withhold		For	Withhold
01 - J. P. Clancey	☐	☐	02 - V. A. Gierer, Jr.	☐	☐	03 - J. E. Heid	☐	☐

C Approval of Auditors — The Board of Directors recommends a vote FOR Proposal 3.

	For	Against	Abstain
3. Proposal to ratify and approve Ernst & Young LLP as independent auditors of the Company for the year 2007.	☐	☐	☐

And in their discretion, upon such other business as may properly come before the meeting.

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - E ON BOTH SIDES OF THIS CARD.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Stephen I. Glover
Direct 202.955.8593
Fax: 202.530.9598
SIGlover@gibsondunn.com

RECEIVED
2013 JAN 30 AM 10: 07
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 28, 2014

<u>VIA HAND-DELIVERY</u>
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *NeuStar, Inc.*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, NeuStar, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(8)(ii) because the Proposal would remove directors that serve on the Company's Board of Directors (the "Board") from office prior to the expiration of the full terms for which they were duly elected.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(8)(ii) Because It Would Remove Directors From Office Before The Expiration Of Their Respective Terms.

Rule 14a-8(i)(8)(ii) states that a stockholder proposal may be excluded from a company's proxy materials if it "[w]ould remove a director from office before his or her term expired." In "Facilitating Shareholder Director Nominations," Exchange Act Release No. 62764 (Aug. 25, 2010) (the "2010 Release"), the Commission amended the text of Rule 14a-8(i)(8) (the "Amendments") to "codify certain prior [S]taff interpretations with respect to the types of proposals that would *continue to be excludable* pursuant to Rule 14a-8(i)(8)." 2010 Release at 227 (emphasis added). Prior to the adoption of the Amendments, Rule 14a-8(i)(8) permitted exclusion of a stockholder proposal "[i]f the proposal relate[d] to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." 17 C.F.R. 240.14a-8(i)(8) (Apr. 1, 2010). To "provide more clarity to companies and shareholders regarding the application of [Rule 14a-8(i)(8)]," the Commission replaced the prior language of Rule 14a-8(i)(8) with a list of the types of proposals that would continue to be excludable under Rule 14a-8(i)(8), including proposals that "[w]ould remove a director from office before his or her term expired." *Id.* at 228 & 231.[1]

The Staff has repeatedly concurred that stockholder proposals that, like the Proposal, would have the effect of cutting short the terms of sitting directors are excludable under Rule 14a-8(i)(8). For example, in *Kinetic Concepts, Inc.* (avail. Mar. 21, 2011), the Staff concurred in the exclusion of a declassification stockholder proposal that was identical to the Proposal to the extent the proposal "could, if implemented, disqualify directors previously elected from completing their terms on the board." Implementation of the proposal in *Kinetic* would have cut short the terms of those directors who had been elected to the company's board of directors in 2010, 2011 and/or 2012. *See also McDonald's Corp.* (avail. Mar. 15, 2011) (concurring for the reasons stated above with the exclusion of an identical proposal); *The Western Union Co.* (avail. Feb. 25, 2011) (same); *Fisher Communications, Inc.* (avail. Feb. 12, 2009) (concurring with the exclusion under Rule 14a-8(i)(8) of a proposal requesting that all directors be elected on an annual basis beginning with the annual meeting following the meeting at which the proposal sought stockholder action); *TVI Corp.* (avail. Apr. 2, 2008) (concurring in the exclusion under Rule 14a-8(i)(8) of a proposal seeking to eliminate the classified terms of the company's directors immediately upon adoption).

Similar to the precedent discussed above, the Proposal would have the effect of removing previously elected directors from their positions on the Board prior to the expiration of the terms for which they were duly elected. Article VI of the Company's Restated Certificate of Incorporation (the "Charter") divides the Company's Board into three classes, with each class elected to serve a three-year term. As a result, at each annual meeting of stockholders, approximately one-third of the Board is elected to serve for a term ending at the third succeeding annual meeting of stockholders. Thus, the Company's current directors are serving terms that expire at the annual meetings in 2014, 2015 and 2016, and directors elected at the Company's 2014 Annual Meeting will be elected to serve until the 2017 Annual Meeting. The Proposal would have the Board "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year *and to complete this transition within one-year*" (emphasis added). Assuming, for the sake of argument, that the Company were able to make the necessary amendments to its Charter and Amended and Restated Bylaws according to the timeline proposed by the Proponent (*i.e.*, in time for the Company's directors to be elected to one-year terms at the 2015 Annual Meeting), the election of all of the Company's directors to one-year terms at the 2015 Annual

[1] The Commission also stated that the Amendments were "not intended to change the [S]taff's prior interpretations . . . of the exclusion," thereby preserving the precedential value of the Staff's prior no-action letters under Rule 14a-8(i)(8). 2010 Release at 228.

Meeting would necessarily require that the terms of those directors that had been elected to three-year terms at each of the 2013 and 2014 Annual Meetings be cut short. Like the identically-worded proposals submitted in *Kinetic*, *McDonald's* and *Western Union*, the Proposal seeks to implement the declassification of the Company's Board in "one-year." As explained above, at the time by which the Proponent requests the Proposal to have been implemented, two classes of the Company's directors will have been duly elected to serve three-year terms. If the Company and its stockholders were to adopt the changes necessary to implement the Proposal at such time, thereby requiring that all directors stand for election by the Company's stockholders to new, one-year terms, the terms of the then-serving directors would be cut short prior to the expiration of the three-year terms for which they had been duly elected. Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(8)(ii).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8593, or Len Kennedy, the Company's Senior Vice President and General Counsel, at (571) 434-3505.

Sincerely,

Stephen I. Glover

Enclosures

cc: Len Kennedy, NeuStar, Inc.
John Chevedden

GIBSON DUNN

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James G. Cullen
Chairman
Neustar Inc (NSR)
21575 Ridgetop Circle
Sterling, VA 2016
PH: 571-434-5400

Rule 14a-8 Proposal

Dear Mr. Cullen,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

January 1, 2014
Date

cc: Martin K. Lowen
General Counsel
Kim Hart <kim.hart@neustar.biz>
PH: 202-533-2934

[NSR: Rule 14a-8 Proposal, January 1, 2014]
Proposal 4* – Elect Each Director Annually

Resolved, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

A total of 79 S&P 500 and Fortune 500 companies declassified their boards in 2012 and 2013. The 79 companies whose boards were declassified had an aggregate market capitalization of one trillion dollars. Annual elections are widely viewed as a corporate governance best practice. Board declassification and annual elections could make directors more accountable, and thereby contribute to improved performance and increased company value.

The number of S&P 500 companies with classified boards declined by more than 67% from 2000 to 2012. From January 1, 2011 to June 30, 2012:
• More than 50 S&P 500 companies brought management proposals for annual election of each director to a vote at annual meetings • More than 50 shareholder proposals for annual election of each director passed at annual meetings of S&P 500 companies • The average yes-vote for shareholder proposals calling for annual election of each director exceeded 75%.

This proposal should also be more favorably evaluated due to our Company's clearly improvable governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, reported that our CEO Lisa Hook received our highest negative votes and had director duties at 3 companies – distraction concern. James Cullen, who chaired our audit committee and was also on our nomination committee, had director duties at an excessive 4 companies. GMI rated NeuStar D for accounting with forensic accounting ratios related to revenue recognition that had extreme values either relative to industry peers or to the NeuStar's own history.

GMI said NeuStar can give long-term incentives to our CEO for below-median performance. Unvested equity pay would not lapse upon CEO termination. NeuStar did not disclose specific standards regarding minimum stock holdings for its CEO.

Other limits on shareholder rights included:
• Our board's unilateral ability to amend the company's bylaws without shareholder approval
• Lack of fair price provisions to help insure that all shareholders are treated fairly • Limits on the right of shareholders to take action by written consent • The absence of cumulative voting rights

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Elect Each Director Annually – Proposal 4.*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email. FISMA & OMB Memorandum M-07-16 ***

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

Dear Mr Cullen,
This is for the rule 14a-8
proposal sent earlier
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2014

John R. Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter Mr. Chevedden has continuously owned no fewer than 40 shares of Alexion Pharmaceuticals, Inc. (CUSIP: 015351109, trading symbol: ALXN) since November 8, 2012, no fewer than 100 shares of Neustar, Inc. (CUSIP: 64126X201, trading symbol: NSR) since November 15, 2012, and no fewer than 50 shares of Caterpillar, Inc. (CUSIP: 149123101, trading symbol: CAT) since October 1, 2012. I can also confirm that Mr. Chevedden has continuously held no fewer than 100 shares of General Motors company (CUSIP: 37045V100, trading symbol: GM) since October 1, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W014207-06JAN14